PY-102375 Revision 1 Page 1 of 1 FM-0503-7607 R5 NuScale Confidential, Proprietary Class 3 Insider Trading Policy Statement: NuScale Power (NuScale) employees are responsible for not violating federal or state securities laws or this policy. NuScale designed this policy to promote compliance with the securities laws and to protect NuScale and its employees from the serious civil and criminal liabilities and penalties that can result from violations of these laws. Intent: Federal and state laws prohibit buying, selling, or making other transfers of securities by persons who have material information that is not generally known or available to the public. These laws also prohibit persons with material nonpublic information (as further described below) from disclosing this information to others who may trade. Applicability: NuScale has adopted this policy regarding trading in securities by directors and all employees of NuScale. In addition, to promote compliance with insider trading laws, it is NuScale’s policy not to engage in transactions involving NuScale’s securities in violation of insider trading laws. The term “employees,” when used in this policy, shall be deemed to also include all directors of NuScale. Expectations: Employees may not trade in the stock or other securities of any company when aware of material nonpublic information about that company. This policy against "insider trading" applies to trading in NuScale securities, as well as to trading in the securities of other companies, such as NuScale’s customers, suppliers, or firms with which NuScale may be negotiating a major transaction. Prepared by: _______________________________________________________________________ Chief Compliance Officer, Patrick Cannon Approved: _________________________________________________________________________ President and Chief Executive Officer, John Hopkins Digitally signed by Patrick Cannon Date: 2025.02.19 14:02:35 -08'00' John Hopkins 2025.02.24 08:38:47 -08'00'